EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company
BetterLife Pharma Inc. (the “Company”)
1275 West 6th Avenue
Suite 300
Vancouver, British Columbia
V6H 1A6

Item 2	Date of Material Change
March 10, 2025

Item 3	News Releases
News release dated March 10, 2025

Item 4	Summary of Material Change
The Company issued 542,329 common shares and 542,329 share purchase warrants pursuant to the conversion option of convertible debentures and accrued interest on convertible debentures totaling $54,232.88. Share purchase warrants are exercisable into common shares, on a one-for-one basis, at an exercise price of $0.10 per warrant and expire on September 27, 2026 and October 29, 2026.

Item 5	Full Description of Material Change
Refer to Item 4.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7	Omitted Information
No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer
Further information can be obtained from Ahmad Doroudian, Chief Executive Officer of the Company, at (604) 221-0595.

Item 9	Date of Report
March 14, 2025

SCHEDULE “A”

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BetterLife Announces Debt Conversions

VANCOUVER, British Columbia, March 10, 2025 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF / FRA: NPAU), an emerging biotech company focused on the development of BETR-001, a non-hallucinogenic derivative of lysergic acid diethylamide (“LSD”),  announces that it has issued 542,329 common shares and 542,329 share purchase warrants pursuant to the conversion option of convertible debentures and accrued interest on convertible debentures totaling $54,232.88.  Share purchase warrants are exercisable into common shares, on a one-for-one basis, at an exercise price of $0.10 per warrant and expire on September 27, 2026 and October 29, 2026.

About BetterLife Pharma

BetterLife Pharma Inc. is an emerging biotechnology company primarily focused on developing and commercializing two compounds, BETR-001 and BETR-002, to treat neuro-psychiatric and neurological disorders.

BETR-001, which is in preclinical and IND-enabling studies, is a non-hallucinogenic and non-controlled LSD derivative in development and it is unique in that it is unregulated and therefore can be self-administered. BetterLife’s synthesis patent for BETR-001 eliminates regulatory hurdles and its pending patent, for composition and method of use, covers treatment of major depressive disorder, anxiety disorder and neuropathic pain and other neuro-psychiatric and neurological disorders.

BETR-002, which is in preclinical and IND-enabling studies, is based on honokiol, the active anxiolytic ingredient of magnolia bark. BetterLife’s pending method of use and formulations patent covers treatment of anxiety related disorders including benzodiazepine dependency.

BetterLife also owns a drug candidate for the treatment of viral infections and is in the process of seeking strategic alternatives for further development.

For further information, please visit BetterLife Pharma.

Contact

David Melles, Investor Relations Manager

Email: David.Melles@blifepharma.com

Phone: 1-778-887-1928

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Cautionary Note Regarding Forward-Looking Statements

No securities exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements relating to product development, licensing, commercialization and regulatory compliance issues and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

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